Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

November 15, 2012

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A
	Filing Date:	September 7, 2012

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 24, 2012 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on September 7, 2012, which contains Prospectuses and a Statement of Additional Information describing Sterling Capital Ultra Short Bond Fund (the “Fund”), a new series of the Registrant. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before November 20, 2012.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Ultra Short Bond Fund Class A Shares Prospectus and the Sterling Capital Ultra Short Bond Fund Institutional Shares Prospectus.

Mr. Vincent Di Stefano	November 15, 2012

Fund Summary

Comment 1:	The Fund’s “Principal Strategy” sub-section states that “[t]he portfolio manager focuses on macro trends in the economy to establish a duration target relative to the benchmark duration that reflects the outlook for the future direction of interest rates.” Please explain whether the targeted duration is shorter relative to the benchmark duration. In addition, please provide a definition of the benchmark duration and explain how the targeted duration will differ from the benchmark duration.

Response:	The Registrant notes that the phrase “relative to the benchmark duration” has been deleted from the language quoted above.

Comment 2:	The “Principal Strategy” sub-section states that “forward curve analysis” is a factor in yield curve management. Please define and clarify the meaning of the term “forward curve analysis,” consistent with the plain English requirements of Rule 421 under the Securities Act of 1933, as amended (the “Securities Act”). Additionally, please consider whether additional revisions to the paragraph beginning with “In managing the portfolio…” are appropriate in light of the plain English requirements of Rule 421.

Response:	The Registrant notes that the “Principal Strategy” sub-section has been revised by replacing the term “forward curve analysis” with “future interest rate expectations.”

Comment 3:	The “Principal Risks” sub-section states that “[a]n investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.” Please consider deleting this language, given that the Fund is not a money market fund.

Response:	The Registrant respectfully submits that the disclosure is required by Item 4(b)(1)(iii) of Form N-1A, given that the Fund is advised by a wholly-owned subsidiary of an insured depository institution.

Comment 4:	The “Principal Risks” sub-section includes “U.S. Government Securities Risk” but does not include “Municipal Securities Risk.” If the Fund intends to invest in municipal securities, please consider adding a sub-section detailing municipal securities risk.

Response:

The Registrant notes that the following Principal Risk has been added to the “Principal Risks” sub-section of the Fund’s prospectus:

“Municipal Securities Risk: Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities and the District of Columbia to obtain funds for various public purposes. Municipal obligations are subject to more credit risk than U.S. government securities that are supported by the full faith and credit of the United States. The ability of municipalities to meet their obligations will depend on the availability of tax and other revenues, economic, political and other conditions within the state and municipality, and the underlying fiscal condition of the state and municipality. As with other fixed income securities, municipal securities also expose their holders to market risk because their values typically change as interest rates fluctuate.”

Mr. Vincent Di Stefano	November 15, 2012

Comment 5:	The “Principal Risks” sub-section does not include a discussion of the risk involved in pursuing the Fund’s strategy. Please consider adding a section detailing this risk.

Response:

The Registrant notes that the following Principal Risk has been added to the “Principal Risks” sub-section of the Fund’s prospectus:

“Management Risk: The possibility that a strategy used by the Fund’s portfolio manager may fail to produce the intended result.”

Additional Investment Strategies and Risks

Comment 6:	This section states that the investment objective and principal investment strategies of the Fund are summarized under the “Fund Summary” section. Please consider inserting more comprehensive disclosure of the objective and strategies in accordance with Item 9 of Form N-1A. Additionally, please disclose any non-principal strategies of the Fund within this section under a corresponding sub-heading.

Response:

The Registrant notes that the first two paragraphs under the heading “Additional Investment Strategies and Risks” have been revised to read as follows:

“The investment objective and principal investment strategies of the Fund are ~~summarized~~ described under the “Fund Summary” section earlier in this Prospectus.

Non-Principal Investment Strategies

In addition to the Fund’s investment objective and principal investment strategies, as a non-principal strategy, ~~T~~the Fund may invest in ~~short-term obligations and the~~ shares of other investment companies. Additionally, the Fund may, but will not necessarily, invest in the instruments listed below under the heading “Non-Principal Investments” on a non-principal basis.”

Comment 7:	If any non-principal risks exist, please disclose these items within the “Additional Investment Strategies and Risks” section, under a corresponding sub-heading.

Response:	The Registrant notes that non-principal risks are included under the sub-heading “Non-Principal Risks” within this section of the Prospectus.

Comment 8:	This section states that the Fund may invest in short-term obligations as an “additional investment strategy.” Please explain why this statement is included as an “Additional Strategy” and not a “Principal Strategy.”

Response:	The Registrant notes that the statement referenced above regarding short-term obligations has been deleted.

Comment 9:	This section states that the Fund may invest in the shares of other investment companies. In relation to this statement, please explain why the “Annual Fund Operating Expenses” table does not include a line item for “Acquired Fees and Expenses.”

Response:	The Registrant notes that the Fund does not expect to make significant investments in other investment companies during the current fiscal year and estimates that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one

Mr. Vincent Di Stefano	November 15, 2012

or more Acquired Funds will not exceed 0.01 percent of average net assets of the Fund. Therefore, the Fund has not included a separate line item for Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Comment 10:	The “Portfolio Maturity” sub-section states that for purposes of calculating the Fund’s weighted portfolio maturity, the effective maturity of these securities will be used. Please explain why this calculation is appropriate, particularly in relation to the name of the Fund and previous disclosure stating that the Fund expects to have a weighted average maturity of one year.

Response:	The Registrant notes that the Fund’s Principal Strategy has been revised to reflect that the Fund’s dollar-weighted average effective maturity is expected to be between zero and 18 months.

Comment 11:	Please consider whether the “Temporary Defensive Measures” disclosure is appropriate in light of the fact that the Fund is not a tax-free fund. Also, please confirm that this sub-section conforms to disclosure requirements for temporary defensive measures as set forth in Item 9 of Form N-1A.

Response:

The Registrant notes that the relevant disclosure has been replaced with the following:

“The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. The Fund may not achieve its investment objective as a result of any such temporary defensive position.”

Comment 12:	The “Name Policy” sub-section states that the Fund will “look-through” investments in investment companies. Please explain whether the Fund expects to make significant investments in other investment funds, and, if so, why there is no line item for “Acquired Fees and Expenses” in the “Investment Practices” table.

Response:	The Registrant confirms that the Fund does not expect to make significant investments in other investment companies during the current fiscal year.

Comment 13:	Please explain why the information provided under the sub-heading “Additional Information about the Fund’s Investments” is not included with the Item 9 disclosure regarding the Fund’s Principal Strategy. Please include disclosure regarding the Fund’s strategies, in addition to investment types.

Response:

The first sentence under the heading “Additional Information about the Fund’s Investments” has been revised as follows:

“The following information supplements information regarding instruments in which the Fund may invest on a principal basis, as described in the Fund’s Principal Strategy~~investments are principal investments for the Fund~~.”

Comment 14:	Please clarify whether the Fund will invest in variable rate instruments as a principal or non-principal strategy, and revise the Fund’s disclosure as appropriate.

Response:	The Registrant confirms that the Fund will invest in variable rate instruments as a principal strategy, which is reflected in the Registration Statement.

Mr. Vincent Di Stefano	November 15, 2012

Comment 15:	Regarding the “Non-Principal Investments” sub-section, please consider including further discussion of the strategies associated with these investment types.

Response:	The Registrant notes that the following sentence has been added under the sub-heading “Non-Principal Investment Strategies”: “Additionally, the Fund may, but will not necessarily, invest in the instruments listed below under the heading “Non-Principal Investments” on a non-principal basis.” Additionally, the first sentence under the sub-heading “Non-Principal Investments” has been replaced with the following: “The Fund may, but will not necessarily, invest in any of the instruments listed below as a non-principal strategy.”

Comment 16:	The “Foreign Securities” sub-section includes descriptions of various types of foreign securities. In light of the fact that foreign securities are not listed as a principal investment, please consider moving these descriptions into sub-sections within the Statement of Additional Information.

Response:	The Registrant notes that the Fund’s Principal Strategy and Principal Risks have been revised to reflect that the Fund may invest in U.S. dollar-denominated foreign and emerging market securities.

Comment 17:	Regarding the discussion of “Sector Risk” within the sub-section “Additional Investment Strategies and Risks,” please explain whether the Fund will invest significantly in the types of investments discussed within the risk description. If appropriate, please describe these types of investments within the Fund’s principal strategy.

Response:	The Registrant confirms that the Fund does not expect to invest significantly in these types of investments.

Comment 18:	“Commodity Fund Risk” is discussed within the “Additional Investment Strategies and Risks” sub-section, though there is no mention of commodity exposure in the strategy discussion. Please consider moving or revising this section to maintain the corresponding symmetry of the risk and strategy sections.

Response:	The Registrant notes that this risk factor has been deleted.

Shareholder Information

Comment 19:	The “Contingent Deferred Sales Charge” sub-section states that when one sells Class C Shares, one will be charged a contingent deferred sales charge for any shares that have not been held for a sufficient length of time. Please explain what qualifies as a “sufficient length of time.”

Response:	The Registrant will not offer Class C Shares of the Fund and therefore has deleted the disclosure regarding Contingent Deferred Sales Charges.

Statement of Additional Information Comments

Comment 20:	The sub-section “Futures Contracts and Related Options” states that “[t]he value of the Fund’s futures contracts may approach, but will not exceed, 100% of the Fund’s total net assets.” Please explain whether this statement refers to the notional value of the futures contracts.

Mr. Vincent Di Stefano	November 15, 2012

Response:	The Registrant notes that the statement referenced above has been revised to reference explicitly the notional value of the Fund’s futures contracts.

Comment 21:	The sub-section “Futures Contracts and Related Options” states that “[w]hen a purchase or sale of a futures contract is made by the Fund, the Fund is required to segregate a specified amount of assets determined to be liquid by the Adviser in accordance with procedures established by the Board of Trustees (“initial margin”).” Please describe the Fund’s policy with respect to segregation of liquid assets in connection with the purchase or sale of “related options.”

Response:	The Registrant notes that the Fund covers its future obligations under futures contracts and related options in accordance with the requirements of Section 18(f) of the Investment Company Act of 1940 (the “1940 Act”) and related guidance[1] from Commission and the staff of the SEC, by, on a daily basis, segregating liquid assets and/or establishing offsetting positions sufficient to cover the Fund’s future obligations.

Comment 22:	The Statement of Additional Information does not include an underwriting policy in the discussion of the Fund’s fundamental policies. Please explain whether the Fund has a fundamental policy concerning underwriting, and consider including that section within the discussion of fundamental policies.

Response:	The Registrant notes that, consistent with Item 16(c) of Form N-1A, the Fund’s Registration Statement contains a description of the Fund’s policy with respect to underwriting securities of other issuers, including a note regarding fundamental investment restrictions which states, among other things, that the “1940 Act prohibits a diversified mutual fund from underwriting securities in excess of 25% of its total assets.” In addition, the section of the Fund’s Statement of Additional Information entitled “Investment Objectives and Policies” states that “the Fund may underwrite securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.”

Comment 23:	The Statement of Additional Information does not disclose the limitations on commodities and real estate imposed by the 1940 Act. Please consider including a narrative disclosure on commodities and real estate limitations under the 1940 Act.

Response:	The Registrant notes that the current disclosure in the Fund’s Statement of Additional Information regarding policies with respect to purchasing or selling real estate or commodities is mandated by specific requirements of the 1940 Act and Form N-1A. The relevant requirements under the 1940 Act (i) require the Fund to recite the Fund’s policy regarding, among other things, the purchase and sale or real estate and commodities, or either of them, and (ii) provide that the Fund may not, unless authorized by the vote of a majority of the Fund’s outstanding voting securities, purchase or sell real estate or commodities, except in accordance with the recital of

1 See, e.g., Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) and Putnam Option Income Trust II SEC No-Action letter (September 23, 1985).

Mr. Vincent Di Stefano	November 15, 2012

policy reference above. While the 1940 Act does not expressly permit or prohibit the Fund from investing in real estate or commodities (except as noted above in accordance with any policies adopted by the Fund), as currently noted in the Fund’s Statement of Additional Information, the Fund’s ability to invest in commodities or real estate may be limited by other applicable laws, rules, or regulations, including the Internal Revenue Code. Additionally, the Fund’s Prospectus makes no mention of investing in real estate or commodities, and the Fund’s Statement of Additional Information discloses the limited extent to which the Fund may invest in securities related to commodities or real estate.

Comment 24:	Under the sub-section “Number of Other Accounts Managed and Assets By Account Type as of September 30, 2011,” please list the number of accounts and the total assets in the accounts upon which an account’s advisory fee is based, in accordance with Item 20(a)(3) of Form N-1A.

Response:	The Registrant notes that the Fund’s portfolio managers do not manage accounts with respect to which an advisory fee is based on performance of the account. Accordingly, the first sentence of the sub-section referenced above has been revised as follows: “As of September 30, 2012, the following portfolio managers managed the following numbers of accounts in each of the indicated categories, having the indicated total assets, ~~with respect to~~ none of which ~~the~~includes an advisory fee ~~is~~ based on the performance of the account.

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Margaret S. Moore

Margaret S. Moore